UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Great Elm Capital Corp.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

390320109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)**

☒	Rule 13d-1(c)**

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	Imperial Capital Asset Management, LLC is filing this Schedule 13G pursuant to Rule 13d-1(b). All other reporting persons are filing this Schedule 13G pursuant to Rule 13d-1(c).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390320109

(1)	Names of reporting persons. Imperial Capital Asset Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 678,721
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 678,721

(9)	Aggregate amount beneficially owned by each reporting person. 678,721
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 2.5%
(12)	Type of reporting person (see instructions). IA

1 of 8

CUSIP No. 390320109

(1)	Names of reporting persons. Long Ball Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 678,721
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 678,721

(9)	Aggregate amount beneficially owned by each reporting person. 678,721
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 2.5%
(12)	Type of reporting person (see instructions). OO

2 of 8

CUSIP No. 390320109

(1)	Names of reporting persons. IC Leverage Income Fund, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 113,608
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 113,608

(9)	Aggregate amount beneficially owned by each reporting person. 113,608
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 0.4%
(12)	Type of reporting person (see instructions). OO

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CUSIP No. 390320109

(1)	Names of reporting persons. Imperial Capital Group Holdings II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 1,201,419
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 1,201,419

(9)	Aggregate amount beneficially owned by each reporting person. 1,201,419
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 4.4%
(12)	Type of reporting person (see instructions). OO

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CUSIP No. 390320109

(1)	Names of reporting persons. Imperial Capital Group Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 1,315,027
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 1,315,027

(9)	Aggregate amount beneficially owned by each reporting person. 1,315,027
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 4.8%
(12)	Type of reporting person (see instructions). OO

5 of 8

CUSIP No. 390320109

(1)	Names of reporting persons. Jason Reese
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 0
(6) Shared voting power. 1,993,748
(7) Sole dispositive power. 0
(8) Shared dispositive power. 1,993,748
(9)	Aggregate amount beneficially owned by each reporting person. 1,993,748
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 7.2%
(12)	Type of reporting person (see instructions). IN, HC

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CUSIP No. 390320109

(1)	Names of reporting persons. Randall Wooster
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 1,315,027
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 1,315,027

(9)	Aggregate amount beneficially owned by each reporting person. 1,315,027
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 4.8%
(12)	Type of reporting person (see instructions). IN, HC

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CUSIP No. 390320109

13G/A

Explanatory Note: This Amendment No. 2 (this “Amendment”) to the Schedule 13G (the “Initial 13G”) filed with the Securities and Exchange Commission on October 13, 2020 by the Reporting persons (as defined below) relating to Great Elm Capital Corp., a Delaware Corporation (the “Issuer”), as mended and supplemented by Amendment No. 1 to the Initial 13D filed on February 16, 2021, amends and supplements the items set forth below.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Imperial Capital Asset Management, LLC;

•	Long Ball Partners, LLC;

•	IC Leverage Income Fund, LLC;

•	Imperial Capital Group Holdings II, LLC;

•	Imperial Capital Group Holdings, LLC;

•	Jason Reese; and

•	Randall Wooster.

Item 4.	Ownership

(a)- (c)	The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 26,905,668 shares of Common Stock outstanding as disclosed in the Issuer’s Pre-Effective Amendment No. 2 to its Form N-2 Registration Statement filed with the SEC on January 10, 2022, plus 702,703 shares of Common Stock issued in connection with the Issuer’s purchase of a majority ownership interest in Sterling Commercial Credit, LLC as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 3, 2022, resulting in a total of 27,608,371 shares of Common Stock outstanding.

Item 10.	Certifications

With respect to ICAM, by signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

With respect to all Reporting Persons other than ICAM, by signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

IMPERIAL CAPITAL ASSET MANAGEMENT, LLC

By:	/s/ Jason Reese
Name: Jason Reese
Title: Chairman and Chief Executive Officer

LONG BALL PARTNERS, LLC

By: Imperial Capital Asset Management, LLC, its managing member

By:	/s/ Jason Reese
Name: Jason Reese
Title: Chairman and Chief Executive Officer

IC LEVERAGE INCOME FUND, LLC

By: Imperial Capital Group Holdings, LLC, its managing member

By:	/s/ Jason Reese
Name: Jason Reese
Title: Co-President

IMPERIAL CAPITAL GROUP HOLDINGS II, LLC

By: Imperial Capital Group Holdings, LLC, its managing member

By:	/s/ Jason Reese
Name: Jason Reese
Title: Co-President

IMPERIAL CAPITAL GROUP HOLDINGS, LLC

By:	/s/ Jason Reese
Name: Jason Reese
Title: Co-President

JASON REESE

/s/ Jason Reese

RANDALL WOOSTER

/s/ Randall Wooster